UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Exact name of registrant as specified in its charter)

Delaware	51-0350842
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

622 Broadway, New York, New York	10012
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following  box: ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.: ☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which Each class is to be registered
Preferred Stock Purchase Right	Nasdaq Global Select Market

Securities Act registration statement file number to which this form relates:  Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered
None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.             Description of Registrant’s Securities to be Registered.

On March 24, 2008, the Board of Directors of Take-Two Interactive Software, Inc. (“Take-Two” or the “Company”) adopted a stockholders rights plan and declared a distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), to stockholders of record at the close of business on April 7, 2008 (the “Record Date”) and for each share of Common Stock issued (including shares of Common Stock issued from the Company’s treasury) by the Company thereafter and prior to the Distribution Date (as defined below).  Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a “Unit”) of Series B Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $42.50 per Unit, subject to adjustment (the “Purchase Price”).

As described below, the Board of Directors has committed to redeem the Rights 180 days after the date of the adoption of the stockholders rights plan.  The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 24, 2008 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company (the “Rights Agent”).  Copies of the Rights Agreement and the Certificate of Designation for the Preferred Shares have been filed with the SEC as exhibits to this Registration Statement on Form 8-A (the “Form 8-A”).  This summary description of the Rights and Preferred Shares does not purport to be complete and is qualified in its entirety by reference to all the of provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.  Capitalized terms herein that are defined in the Rights Agreement and not otherwise defined herein shall have the meaning set forth in the Rights Agreement.

THE RIGHTS AGREEMENT

Initially, the Rights will attach to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed.  The Rights will separate from the shares of Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person,” or (ii) either (x) with respect to any tender or exchange offer not pending on the date of the execution of the Rights Agreement, ten business days (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (the “Voting Securities”) or (y) with respect to any tender or exchange offer pending on the date of the Rights Agreement, simultaneously with the acceptance for payment of the shares tendered pursuant to such tender offer, if upon consummation thereof, such person would be the beneficial owner of shares of Voting Securities representing 20% or more of the total Voting Securities then outstanding.  Until the Distribution Date, (i) the Rights will be evidenced by certificates for shares of Common Stock and will be transferred with and only with such share certificates, (ii) new share certificates for shares of Common Stock issued after the Rights Record Date (including shares of Common Stock distributed from the Company’s treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

An “Acquiring Person” is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Voting Securities.  The following, however, are not considered Acquiring Persons:  (1) the Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Voting Securities pursuant to the terms of any such plan; (2) any person or group that becomes the Beneficial Owner of 20% or more of the total voting power represented by all the then outstanding Voting Securities solely as a result of the acquisition of Voting Securities by the Company, unless such person or group thereafter acquires beneficial ownership of additional Voting Securities; (3) subject to certain conditions set forth in the Rights Agreement, a person or group that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 20% or more of the total voting power represented by all the then outstanding Voting Securities; and (4) subject to certain conditions set forth in the Rights Agreement, any person or group that would otherwise be deemed an Acquiring Person upon adoption of the Rights Agreement (a “Grandfathered Stockholder”).  Except as provided in the Rights Agreement, a person or group that is a Grandfathered Stockholder will cease to be a Grandfathered Stockholder and will become an Acquiring Person if, after adoption of the Rights Agreement, such Grandfathered Stockholder acquires beneficial ownership of additional Voting Securities in excess of two percent of the number of shares of Common Stock outstanding as of March 24, 2008.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on the third anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of shares of Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

If a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, Preferred Shares, other securities, cash, property or a combination thereof) having a value equal to two times the exercise price of the Right.  The exercise price is the Purchase Price multiplied by the number of Preferred Shares issuable upon exercise of a Right prior to the events described in this paragraph.

Notwithstanding any of the foregoing, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights

Agreement were, beneficially owned by any Acquiring Person or its Affiliates or Associates will be null and void.

In the event that, at any time after a person or group becomes an “Acquiring Person,” (i) Take-Two is acquired in a merger or other business combination with another company and Take-Two is not the surviving corporation, (ii) another company consolidates or merges with Take-Two and all or part of the shares of Common Stock are converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of Take-Two and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Preferred Shares (or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to the holders of the Preferred Shares of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Preferred Shares) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price.  The Company is not required to issue fractional Preferred Shares (other than fractional shares that are integral multiples of one one-thousandth of a share).  In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares prior to the date of exercise.

At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company’s Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, rounded up to the nearest whole cent (subject to adjustment in certain events) (the “Redemption Price”).  Immediately upon the action of the Company’s Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held.  The Board of Directors has committed to redeem the Rights 180 days after the date of the adoption of the stockholders rights plan.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person becomes the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, for Shares at an exchange ratio of one share of Common Stock (or under certain circumstances one Unit of Preferred Shares or equivalent preferred stock) per Right (subject to adjustment in certain events).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration).

Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, or inconsistency or to make any other changes that the Board may deem necessary or desirable.  After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person).

DESCRIPTION OF PREFERRED SHARES

The Preferred Shares that may be acquired upon exercise of the Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation.

Each Preferred Share will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 1,000 times the aggregate per share amount of any cash dividend declared on the shares of Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments.

In the event of liquidation, the holder of Preferred Shares will be entitled to receive a cash preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 1,000 times the amount paid in respect of a share of Common Stock, subject to certain adjustments.

Generally, each Preferred Share will vote together with the shares of Common Stock and any other class or series of capital stock entitled to vote on such matter, and will be entitled to 1,000 votes per share, subject to certain adjustments. The holders of the Preferred Shares, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Shares are in arrears in an amount equal to six quarterly dividends thereon.

In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Common Stock, subject to certain adjustments.

The rights of holders of the Preferred Shares to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the economic value of one Unit of Preferred Shares is expected to approximate the economic value of one share of Common Stock.

AMENDMENT OF RIGHTS

The terms of the Rights generally may be amended by the Board of Directors without the approval of the holders of the Rights, except that from and after such time as the Rights are distributed, no such amendment may adversely affect the interests of the holders of Rights (excluding any interests of any Acquiring Person).

Item 2.             Exhibits.

Exhibit	Description

4.1	Stockholders Rights Agreement, dated as of March 24, 2008, by and between Take-Two Interactive Software, Inc., and American Stock Transfer & Trust Company, as Rights Agent

4.2	Certificate of Designation of Series B Preferred Stock of Take-Two Interactive Software, Inc. dated March 24, 2008

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2008	TAKE-TWO INTERACTIVE
SOFTWARE, INC.
.
	By:	/s/Daniel P. Emerson
Daniel P. Emerson
Vice President, Associate General
Counsel and Secretary